Exhibit 99.1

Baiya International Group Inc.

NOTICE OF 2026 extraordinary GENERAL MEETING

To be held on February 9, 2026

AT 10:45 A.M. ET.

____________________________________

To the shareholders of the Company:

Reference is made to the notice (the “Initial Notice”) dated January 9, 2026 regarding the 2026 extraordinary general meeting (the “Meeting”) of the shareholders of Baiya International Group Inc. (the “Company”) to be convened and held at Room 18022, Floor 18, 112 W. 34th Street, New York, NY 10120 on January 28, 2026 (the “Original Meeting Date”) at 10:45 A.M. ET..

The board of directors of the Company (the “Board”) wishes to inform shareholders that a typographical error was identified in the Initial Notice, proxy form (contained in the Initial Notice) and the proposed Sixth Amended and Restated Memorandum and Articles of Association, concerning the amount of the increased authorized share capital to be considered and approved at the Meeting under Resolution 1 of the Initial Notice.

Resolution 1 to be proposed at the Meeting should reflect that the authorized share capital of the Company is to be increased from US$180,000 to US$12,680,000 (the “Corrected Authorised Share Capital Amount”), instead of the incorrect amount of US$13,180,000.

Clause 7 of the proposed Sixth Amended and Restated Memorandum of Association of the Company (in the form attached as Annex A to the Initial Notice) incorrectly stated the authorised share capital amount to be US$13,180,000. The correct authorised share capital of the Company being US$12,680,000 should be set out in clause 7 of the Sixth Amended and Restated Memorandum of Association of the Company.

Accordingly, to ensure compliance with the notice requirements stipulated in the Company’s existing Fifth Memorandum and Articles of Association, the board of directors has resolved to postpone the Meeting and convene the Meeting on a new meeting date, as set out below in this new notice (“Notice”), to allow for the giving of no less than seven clear days’ notice to all shareholders. For the avoidance of doubt, the Meeting will no longer be held on January 28, 2026.

Take Notice that the extraordinary general meeting of shareholders of the Company will now be held at Room 18022, Floor 18, 112 W. 34th Street, New York, NY 10120 on February 9, 2026 at 10:45 A.M. ET., for the purpose of shareholders considering and if thought fit passing the following resolutions:

RESOLUTION 1:

IT IS RESOLVED, as an ordinary resolution, that:

the Company’s authorised share capital be increased from US$180,000 divided into: (i) 64,000,000 Class A Ordinary Shares of par value US$0.0025 each, (ii) 100,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 100,000,000 Preferred Shares of par value US$0.0001 each, to US$12,680,000 divided into (i) 5,064,000,000 Class A Ordinary Shares of US$0.0025 par value each, (ii) 100,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 100,000,000 Preferred Shares of par value US$0.0001 each with immediate effect (the “Authorised Share Capital Increase”).

RESOLUTION 2:

IT IS RESOLVED, as a special resolution, that:

conditional upon (i) the approval of the Authorised Share Capital Increase and (ii) the shareholders holding not less than two-thirds of the issued Class B Ordinary Shares of the Company consenting to the increase of the votes attached to each Class B Ordinary Share from twenty (20) votes per share to sixty (60) votes per share, the proposed Sixth Amended and Restated Memorandum and Articles of Association of the Company (the Amended M&A), in the form attached as Annex A to the notice of the extraordinary general meeting of shareholders of the Company held on February 9, 2026 (the “Meeting”), be adopted by the Company in substitution for, and to the exclusion of, the existing Fifth Amended and Restated Memorandum and Articles of Association of the Company.

RESOLUTION 3:

IT IS RESOLVED, as an ordinary resolution, that:

(a)	conditional upon the approval of the board of directors of the Company (the “Board”),

(i)	all the issued and outstanding and authorized and unissued class A ordinary shares of the Company (the “Class A Ordinary Shares”) in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 1:5,000; and

(ii)	no fractional Class A Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Class A Ordinary Share upon a Share Consolidation, the total number of Class A Ordinary Shares to be received by such shareholder be rounded up to the next whole Class A Ordinary Share;

(b)	the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of two years of the date of the Meeting; or (ii) elect not to implement any Share Consolidation during a period of two years of the date of the Meeting; and

(c)	if and when deemed advisable by the Board in its sole discretion, any director or officer of the company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s).

RESOLUTION 4:

IT IS RESOLVED, as a special resolution, that:

subject to and immediately following the Share Consolidation(s) being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect such Share Consolidation(s).

RESOLUTION 5:

IT IS RESOLVED, as an ordinary resolution, that:

a general mandate be and is hereby granted to the Board to exercise absolute discretion, for a period of twenty-four (24) months from the date of the Meeting, in deciding on the disposal of any assets of the Company, whether by sale, transfer, or any other method of disposition, and to determine and finalize all specific terms, conditions, pricing, and arrangements related to any such asset disposal as the Board deems fit.

RESOLUTION 6:

IT IS RESOLVED, as an ordinary resolution, that:

the Board be and is hereby authorized and empowered, in its absolute discretion, to arrange and secure financing for the purpose of purchasing virtual currencies and/or digital assets through any means it deems suitable, including but not limited to equity financing, debt financing, issuance of convertible securities, or entering into credit facilities (the “Financing”), and to negotiate, determine, agree upon, and execute all terms, conditions, agreements, and definitive documentation related to such Financing and the underlying asset purchases, including matters of size, pricing, security, tenor, and use of proceeds.

RESOLUTION 7:

IT IS resolved, as an ordinary resolution, that the Meeting be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing resolutions.

A revised proxy form and the corrected Sixth Amended and Restated Memorandum and Articles of Association are enclosed for your review.

Action Required – Proxy Form

Please note that the proxy form enclosed with this Notice differs from the proxy form previously furnished to you with the Initial Notice in that the enclosed proxy form contains the correct authorised share capital amount (US$12,680,000) following the increase of authorised share capital to be proposed at the Meeting.

Only votes submitted using the revised proxy form enclosed with this new notice will be counted in respect of any of the Resolutions proposed at the Meeting.

Thus, if you wish to vote for any of the Resolutions, you must do so by voting on the proxy form enclosed with this Notice.

If you have already returned a proxy form in respect of the Meeting, you must still complete and return the attached revised proxy form for your vote on any of the Resolutions to be valid and counted. Any votes cast using the previously returned proxy form will not be counted.

We strongly urge and recommend you to re-submit to us the new proxy form.

You may change your vote at any time before the final vote at the Meeting. You may revoke your proxy in any one of three ways:

●	You may submit another properly completed proxy form with a later date.

●	You may provide timely written notice to us that you are revoking your proxy. Such notice should be sent to our office at Room 18022, Floor 18, 112 W. 34th Street, New York, NY 10120 or by email to maggie@biyainc.com, in each case marked for the attention of Baiya International Group Inc..

●	You may attend the Meeting and vote in person. Simply attending the meeting will not, in itself, revoke your proxy.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

The Board of Directors has fixed the close of business on January 2, 2026 as the record date for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

A shareholder who is entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of that shareholder. Such proxyholder need not be a member.

By Order of the Board of Directors,

Baiya International Group Inc.

/s/ Siyu Yang
Siyu Yang
President and Chief Executive Officer

January 26, 2026

A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE MEETING IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the shareholder attends the Meeting in person or executes a specific proxy.

3	A form of proxy for use at the Meeting is enclosed. Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at Room 18022, Floor 18, 112 W. 34th Street, New York, NY 10120 or by email to maggie@biyainc.com, in each case marked for the attention of Baiya International Group Inc., not later than 24 hours before the time for the holding of the Meeting or adjourned Meeting in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5	A shareholder holding more than one share entitled to attend and vote at the Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	The quorum for the Meeting is one or more shareholders holding shares that represent at least one-third of the outstanding shares carrying the right to vote at such general meeting.

7	“Ordinary Resolution” means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of the shareholders entitled to vote, and includes a written resolution passed by the requisite majority.

8	“Special Resolution” means a resolution of a duly constituted general meeting of the Company passed by a majority of at least two-thirds of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, and includes a unanimous written resolution.

9	If the proxy is returned without an indication as to how the proxy shall vote, the proxy will vote in favor of each resolution.

10	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

11	Any alterations made to this form must be initialed by you.

12	Voting will be conducted on a poll.

Appendix I

Baiya International Group Inc.

(the “Company”)

 Proxy Form

I/We1	________________________________________________________

of	________________________________________________________

being a shareholder/shareholder(s) of the Company and the holder/holders of

___________________________________________________(number and class of shares)

appoint as my/our proxy[2]

________________________________________________________

of	________________________________________________________

at the 2026 extraordinary general meeting of the Company to be held at Room 18022, Floor 18, 112 W. 34th Street, New York, NY 10120 on February 9, 2026 at 10:45 A.M. ET and at any adjournment of that meeting.

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

[1]	Full name(s) and address(es) to be inserted in block letters.
[2]	Insert name and address of the desired proxy in the spaces provided.

Resolutions:	For	Against	Abstain
1.

IT IS RESOLVED, as an ordinary resolution, that:

the Company’s authorised share capital, be increased from US$180,000 divided into: (i) 64,000,000 Class A Ordinary Shares of par value US$0.0025 each, (ii) 100,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 100,000,000 Preferred Shares of par value US$0.0001 each, to US$ US$12,680,000 divided into (i) 5,064,000,000 Class A Ordinary Shares of US$0.0025 par value each, (ii) 100,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 100,000,000 Preferred Shares of par value US$0.0001 each with immediate effect (the “Authorised Share Capital Increase”).

	☐	☐	☐
2

IT IS RESOLVED, as a special resolution that:

conditional upon (i) the approval of the Authorised Share Capital Increase and (ii) the shareholders holding not less than two-thirds of the issued Class B Ordinary Shares of the Company consenting to the increase of the votes attached to each Class B Ordinary Share from twenty (20) votes per share to sixty (60) votes per share, the proposed Sixth Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”), in the form attached as Annex A to the notice of the extraordinary general meeting of shareholders of the Company held on February 9, 2026 (the “Meeting”), be adopted by the Company in substitution for, and to the exclusion of, the existing Fifth Amended and Restated Memorandum and Articles of Association of the Company.

	☐	☐	☐

3

IT IS RESOLVED, as an ordinary resolution, that:

(a) conditional upon the approval of the board of directors of the Company (the “Board”)

(i) all the issued and outstanding and authorized and unissued class A ordinary shares of the Company (the “Class A Ordinary Shares”) in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 1:5,000; and

(ii) no fractional Class A Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Class A Ordinary Share upon a Share Consolidation, the total number of Class A Ordinary Shares to be received by such shareholder be rounded up to the next whole Class A Ordinary Share.

(b) the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of two years of the date of the Meeting; or (ii) elect not to implement any Share Consolidation during a period of two years of the date of the Meeting.

(c) if and when deemed advisable by the Board in its sole discretion, any director or officer of the company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s).

	☐	☐	☐
4.

IT IS RESOLVED, as an ordinary resolution, that:

subject to and immediately following the Share Consolidation(s) being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect such Share Consolidation(s).

	☐	☐	☐

5.

IT IS RESOLVED, as an ordinary resolution, that:

a general mandate be and is hereby granted to the Board to exercise absolute discretion, for a period of twenty-four (24) months from the date of the Meeting, in deciding on the disposal of any assets of the Company, whether by sale, transfer, or any other method of disposition, and to determine and finalize all specific terms, conditions, pricing, and arrangements related to any such asset disposal as the Board deems fit.

	☐	☐	☐
6.

IT IS resolved, as an ordinary resolution, that:

the Board be and is hereby authorized and empowered, in its absolute discretion, to arrange and secure financing for the purpose of purchasing virtual currencies and/or digital assets through any means it deems suitable, including but not limited to equity financing, debt financing, issuance of convertible securities, or entering into credit facilities (the “Financing”), and to negotiate, determine, agree upon, and execute all terms, conditions, agreements, and definitive documentation related to such Financing and the underlying asset purchases, including matters of size, pricing, security, tenor, and use of proceeds.

	☐	☐	☐
7.

IT IS resolved, as an ordinary resolution, that the Meeting be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing resolutions.

	☐	☐	☐

Dated               2026

Executed by:
__________________________________
Signature of shareholder Name of shareholder: Name of Authorized Officer/Attorney[3]: ________________________

[3]	To be completed if the shareholder is a corporation – please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy form to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy form to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

Annex A

Sixth Amended and Restated Memorandum and Articles of Association